SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Yunji Inc.

(Name of Issuer)

Class A ordinary shares, par value $0.000005 per share

(Title of Class of Securities)

98873N 107**

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

This CUSIP number was assigned to the American Depositary Shares (“ADSs”) of Yunji Inc. (the “Issuer”), which are quoted on the Nasdaq Global Market under the symbol “YJ.” Each ADS represents ten Class A ordinary shares, par value $0.000005 per share (“Class A Ordinary Shares”) of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSON Li Yan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 259,154,052 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 259,154,052 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 259,154,052
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

  21.9% of Class A Ordinary Shares, or 12.1% of all Ordinary Shares(2)

  The voting power of the shares beneficially owned represent 2.4% of the total outstanding voting power.

12	TYPE OF REPORTING PERSON IN

(1)

Represents (i) 202,354,052 Class A Ordinary Shares held by Eastern Bell XIX Investment Limited, and (ii) 56,800,000 Class A Ordinary Shares held by Eastern Bell XII Investment Limited, each as further disclosed in Item 4.

(2)

Calculated based on 1,183,305,412 Class A Ordinary Shares and 949,960,000 Class B ordinary shares, par value $0.000005 per share (“Class B Ordinary Shares” and together with Class A Ordinary Shares, “Ordinary Shares”) issued and outstanding as of December 31, 2020, as provided by the Issuer.

1	NAME OF REPORTING PERSON Eastern Bell XIX Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 202,354,052(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 202,354,052 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 202,354,052
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

  17.1% of Class A Ordinary Shares, or 9.5% of all Ordinary Shares(2)

  The voting power of the shares beneficially owned represent 1.9% of the total outstanding voting power.

12	TYPE OF REPORTING PERSON CO

(1)	Represents 202,354,052 Class A Ordinary Shares held by Eastern Bell XIX Investment Limited, as further disclosed in Item 4.
(2)

Calculated based on 1,183,305,412 Class A Ordinary Shares and 949,960,000 Class B ordinary shares, par value $0.000005 per share issued and outstanding as of December 31, 2020, as provided by the Issuer.

1	NAME OF REPORTING PERSON Eastern Bell XII Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 56,800,000(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 56,800,000(1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,800,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

  4.8% of Class A Ordinary Shares, or 2.7% of all Ordinary Shares(2)

  The voting power of the shares beneficially owned represent 0.5% of the total outstanding voting power.

12	TYPE OF REPORTING PERSON CO

(1)	Represents 56,800,000 Class A Ordinary Shares held by Eastern Bell XII Investment Limited, as further disclosed in Item 4.
(2)

Calculated based on 1,183,305,412 Class A Ordinary Shares and 949,960,000 Class B ordinary shares, par value $0.000005 per share issued and outstanding as of December 31, 2020, as provided by the Issuer.

1	NAME OF REPORTING PERSON Suzhou Zhongding No. 3 Venture Capital Center (Limited Partnership) (苏州钟鼎三号创业投资中心（有限合伙）)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 202,354,052 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 202,354,052 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 202,354,052
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

  17.1% of Class A Ordinary Shares, or 9.5% of all Ordinary Shares(2)

  The voting power of the shares beneficially owned represent 1.9% of the total outstanding voting power.

12	TYPE OF REPORTING PERSON PN

(1)	Represents 202,354,052 Class A Ordinary Shares held by Eastern Bell XIX Investment Limited, as further disclosed in Item 4.
(2)

Calculated based on 1,183,305,412 Class A Ordinary Shares and 949,960,000 Class B ordinary shares, par value $0.000005 per share issued and outstanding as of December 31, 2020, as provided by the Issuer.

1	NAME OF REPORTING PERSON Suzhou Zhongding No. 4 Venture Capital Center (Limited Partnership) (苏州钟鼎四号创 业投资中心（有限合伙）)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 56,800,000(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 56,800,000(1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,800,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

  4.8% of Class A Ordinary Shares, or 2.7% of all Ordinary Shares(2)

  The voting power of the shares beneficially owned represent 0.5% of the total outstanding voting power.

12	TYPE OF REPORTING PERSON PN

(1)	Represents 56,800,000 Class A Ordinary Shares held by Eastern Bell XII Investment Limited, as further disclosed in Item 4.
(2)

Calculated based on 1,183,305,412 Class A Ordinary Shares and 949,960,000 Class B ordinary shares, par value $0.000005 per share issued and outstanding as of December 31, 2020, as provided by the Issuer.

1	NAME OF REPORTING PERSON Shanghai Dingying Investment Management Center (Limited Partnership) (上海鼎迎投资管理中心（有限合伙）)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 259,154,052 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 259,154,052 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 259,154,052
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

  21.9% of Class A Ordinary Shares, or 12.1% of all Ordinary Shares(2)

  The voting power of the shares beneficially owned represent 2.4% of the total outstanding voting power.

12	TYPE OF REPORTING PERSON PN

(1)

Represents (i) 202,354,052 Class A Ordinary Shares held by Eastern Bell XIX Investment Limited, and (ii) 56,800,000 Class A Ordinary Shares held by Eastern Bell XII Investment Limited, each as further disclosed in Item 4.

(2)

Calculated based on 1,183,305,412 Class A Ordinary Shares and 949,960,000 Class B ordinary shares, par value $0.000005 per share issued and outstanding as of December 31, 2020, as provided by the Issuer.

1	NAME OF REPORTING PERSON Suzhou Zhongding Hengtang Equity Investment Management Center (Limited Partnership) ( 苏州钟鼎恒棠股权投资管理中心（有限合伙）)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 202,354,052 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 202,354,052(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 202,354,052
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

  17.1% of Class A Ordinary Shares, or 9.5% of all Ordinary Shares(2)

  The voting power of the shares beneficially owned represent 1.9% of the total outstanding voting power.

12	TYPE OF REPORTING PERSON PN

(1)	Represents 202,354,052 Class A Ordinary Shares held by Eastern Bell XIX Investment Limited, as further disclosed in Item 4.
(2)

Calculated based on 1,183,305,412 Class A Ordinary Shares and 949,960,000 Class B ordinary shares, par value $0.000005 per share issued and outstanding as of December 31, 2020, as provided by the Issuer.

1	NAME OF REPORTING PERSON Shanghai Zhongding Investment Center (Limited Partnership) (上海钟鼎创业投资中心（有限合伙）)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 56,800,000(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 56,800,000(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,800,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

  4.8% of Class A Ordinary Shares, or 2.7% of all Ordinary Shares(2)

  The voting power of the shares beneficially owned represent 0.5% of the total outstanding voting power.

12	TYPE OF REPORTING PERSON PN

(1)	Represents 56,800,000 Class A Ordinary Shares held by Eastern Bell XII Investment Limited, as further disclosed in Item 4.
(2)

Calculated based on 1,183,305,412 Class A Ordinary Shares and 949,960,000 Class B ordinary shares, par value $0.000005 per share issued and outstanding as of December 31, 2020, as provided by the Issuer.

ITEM 1.

(a)	Name of Issuer:

Yunji Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

15/F, South Building, Hipark Phase 2

Xiaoshan District, Hangzhou 310000, Zhejiang Province

People’s Republic of China

ITEM 2.

(a)	Name of Person Filing:

(i) Li Yan

(ii) Eastern Bell XIX Investment Limited

(iii) Eastern Bell XII Investment Limited

(iv) Suzhou Zhongding No. 3 Venture Capital Center (Limited Partnership) (苏州钟鼎三号创业投资中心（有限合伙）)

(v) Suzhou Zhongding No. 4 Venture Capital Center (Limited Partnership) (苏州钟鼎四号创业投资中心（有限合伙）)

(vi) Shanghai Dingying Investment Management Center (Limited Partnership) (上海鼎迎投资管理中心（有限合伙）)

(vii) Suzhou Zhongding Hengtang Equity Investment Management Center (Limited Partnership) (苏州钟鼎恒棠股权投资管理中心（有限合伙）)

(viii) Shanghai Zhongding Investment Center (Limited Partnership) (上海钟鼎创业投资中心（有限合伙）) (collectively, the “Reporting Persons”)

(b)	Address of Principal Office:

Each of the Reporting Persons—Room A, 7/F, No. 1777, Century Avenue, Pudong New District, Shanghai 200122, People’s Republic of China

(c)	Citizenship:

Each of Eastern Bell XIX Investment Limited and Eastern Bell XII Investment Limited—British Virgin Islands

Each of the other Reporting Persons—People’s Republic of China

(d)	Title of Class of Securities:

Class A ordinary shares, par value $0.000005 per share, of the Issuer (“Class A Ordinary Shares”), represented by the American Depositary Shares (“ADSs”) of the Issuer.

The Issuer’s ordinary shares consist of Class A Ordinary Shares and Class B ordinary shares, par value of $0.000005 per share (“Class B Ordinary Shares” and together with Class A Ordinary Shares, “Ordinary Shares”). Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class B Ordinary Share is convertible at the option of the holder at any time into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstance. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

(e)	CUSIP Number:

98873N 107.

This CUSIP number was assigned to the ADSs of the Issuer. Each ADS represents ten Class A Ordinary Shares.

ITEM 3.	If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

ITEM 4.	Ownership

Reporting Person	Amount beneficially owned		Percent of class(7)		Percent of aggregate voting power(8)	Sole power to vote or direct the vote		Shared power to vote or direct the vote		Sole power to dispose or to direct the disposition of		Shared power to dispose or to direct the disposition of
Li Yan	259,154,052	(1)	21.9	%(4)	2.4%	259,154,052	(1)	0		259,154,052	(1)	0
Eastern Bell XIX	202,354,052	(2)	17.1	%(5)	1.9%	202,354,052	(2)	0		202,354,052	(2)	0
Eastern Bell XII	56,800,000	(3)	4.8	%(6)	0.5%	56,800,000	(3)	0		56,800,000	(3)	0
Suzhou Zhongding No. 3	202,354,052	(2)	17.1	%(5)	1.9%	202,354,052	(2)	0		202,354,052	(2)	0
Suzhou Zhongding No. 4	56,800,000	(3)	4.8	%(6)	0.5%	56,800,000	(3)	0		56,800,000	(3)	0
Shanghai Dingying	259,154,052	(1)	21.9	%(4)	2.4%	0		259,154,052	(1)	0		259,154,052	(1)
Suzhou Zhongding Hengtang	202,354,052	(2)	17.1	%(5)	1.9%	0		202,354,052	(2)	0		202,354,052	(2)
Shanghai Zhongding	56,800,000	(3)	4.8	%(6)	0.5%	0		56,800,000	(3)	0		56,800,000	(3)

(1)

Represents (i) 202,354,052 Class A Ordinary Shares held by Eastern Bell XIX Investment Limited (“Eastern Bell XIX”), a company incorporated in the British Virgin Islands, or the BVI, as further disclosed in note (2) below, and (ii) 56,800,000 Class A Ordinary Shares held by Eastern Bell XII Investment Limited (“Eastern Bell XII”), a company incorporated in the BVI, as further disclosed in note (3) below.

(2)

Represents 202,354,052 Class A Ordinary Shares held by Eastern Bell XIX. The registered address of Eastern Bell XIX is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, BVI. Eastern Bell XIX is wholly-owned by Suzhou Zhongding No. 3 Venture Capital Center (Limited Partnership) (苏州钟鼎三号创业投资中心（有限合伙）) (“Suzhou Zhongding No. 3”), whose general partners are Shanghai Dingying Investment Management Center (Limited Partnership) (上海鼎迎投资管理中心（有限合伙）) (“Shanghai Dingying”) and Suzhou Zhongding Hengtang Equity Investment Management Center (Limited Partnership) (苏州钟鼎恒棠股权投资管理中心（有限合伙）) (“Suzhou Zhongding Hengtang”), each of which is ultimately controlled by Mr. Li Yan. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, each of Suzhou Zhongding No. 3, Shanghai Dingying, Suzhou Zhongding Hengtang and Mr. Li Yan may be deemed to beneficially own all of the shares of the Issuer owned by Eastern Bell XIX.

(3)

Represents 56,800,000 Class A Ordinary Shares held by Eastern Bell XII. The registered address of Eastern Bell XII is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, BVI. Eastern Bell XII is wholly-owned by Suzhou Zhongding No. 4 Venture Capital Center (Limited Partnership) (苏州钟鼎四号创业投资中心（有限合伙）) (“Suzhou Zhongding No. 4”), whose general partners are Shanghai Dingying and Shanghai Zhongding Investment Center (Limited Partnership) (上海钟鼎创业投资中心（有限合伙）) (“Shanghai Zhongding”), each of which is ultimately controlled by Mr. Li Yan. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, each of Suzhou Zhongding No. 4, Shanghai Dingying, Shanghai Zhongding and Mr. Li Yan may be deemed to beneficially own all of the shares of the Issuer owned by Eastern Bell XII.

(4)	21.9% of Class A Ordinary Shares, or 12.1% of all Ordinary Shares.
(5)	17.1% of Class A Ordinary Shares, or 9.5% of all Ordinary Shares.
(6)	4.8% of Class A Ordinary Shares, or 2.7% of all Ordinary Shares.
(7)

Calculated based on 1,183,305,412 Class A Ordinary Shares and 949,960,000 Class B ordinary shares, par value $0.000005 per share issued and outstanding as of December 31, 2020, as provided by the Issuer. Each Class B Ordinary Share is convertible at the option of the holder at any time into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstance.

(8)

The percentage of aggregate voting power beneficially owned by each Reporting Person is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of Class A Ordinary Shares and Class B Ordinary Shares as a single class. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of the Group

Not applicable.

ITEM 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2021

Li Yan

By:	/s/ Li Yan

Name:	Li Yan

Eastern Bell XIX Investment Limited

By:	/s/ Yanhua Sun

Name:	Yanhua Sun

Title:	Director

Eastern Bell XII Investment Limited

By:	/s/ Junping Yin

Name:	Junping Yin

Title:	Director

Suzhou Zhongding No. 3 Venture Capital Center (Limited Partnership) (苏州钟鼎三号创业投资中心（有限合伙）)

By:	/s/ Junping Yin

Name:	Junping Yin

Title:	Authorized Signatory

Suzhou Zhongding No. 4 Venture Capital Center (Limited Partnership) (苏州钟鼎四号创业投资中心（有限合伙）)

By:	/s/ Yingchun Zhu

Name:	Yingchun Zhu

Title:	Authorized Signatory

Shanghai Dingying Investment Management Center (Limited Partnership) (上海鼎迎投资管理中心（有限合伙）)

By:	/s/ Li Yan

Name: Li Yan
Title: Authorized Signatory

Suzhou Zhongding Hengtang Equity Investment Management Center (Limited Partnership) ( 苏州钟鼎恒棠股权投资管理中心（有限合伙）)

By:	/s/ Li Yan
Name: Li Yan
Title: Authorized Signatory

Shanghai Zhongding Investment Center (Limited Partnership) (上海钟鼎创业投资中心（有限合伙）)

By:	/s/ Tao Tang
Name: Tao Tang
Title: Authorized Signatory

LIST OF EXHIBITS

TO SCHEDULE 13G

Exhibit No.	Description

A	Joint Filing Agreement